

July 17, 2013

Via Email
Mr. Dennis F. Riordin
Executive Vice President
TreeHouse Foods, Inc.
2021 Spring Road, Suite 600
Oak Brook, IL 60523

> **Re:** **TreeHouse Foods, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-32504**

Dear Mr. Riordin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Quantitative and Qualitative Disclosures About Market Risk, page 41

1.   We note that although you have disclosure stating that your commodity agreements could expose you to significant market risk, you have not provided details of these arrangements. We also note that you have disclosure in Note 14 beginning on page 74 indicating your derivative contracts are for a variety of commodities that may or may not be given accounting recognition due to your application of the normal purchases and normal sales scope exception described in FASB ASC 815-10-15-22 through 51, and that you provide some details of arrangements accounted for at fair value. We would like to understand the reasons you have not provided information on page 41 about all market risk sensitive instruments to comply with Item 305(a)(1) of Regulation S-K.

Unless you are able to show that such information would not be material, you should submit the revisions that you believe would satisfy at least one of the three disclosure alternatives set forth in this guidance; and provide the discussion of limitations that would otherwise cause your information to not fully reflect your net market risk exposures, and the comparative information for the prior year and any related narrative, to comply with Items 305(a)(2) and (3) of Regulation S-K.

In addition, please submit an analysis of the arrangements that you believe qualify for the normal purchases and normal sales exception, with details sufficient to understand how the terms, nature and volume of these arrangements correlate with your operations and satisfy the criteria for this scope exception.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief